Exhibit (c)(1)

November 5, 2003

Special Committee of the Board of Directors

OAO Technology Solutions, Inc.

7500 Greenway Center Drive, 16th Floor

Greenbelt, MD 20770

Members of the Special Committee of the Board:

We understand that OAO Technology Solutions, Inc. (the “Company”) has informed you of its intention to purchase all of the Company’s outstanding common stock in order to take the Company private. Pursuant to the terms and conditions set forth in the Offer to Purchase and Agreement and Plan of Merger each to be dated November 5, 2003 (the “Agreements”), the Company is prepared to make a tender offer at a price of $3.15 per share (the “Per Share Offer Price”) for all outstanding shares of common stock of the Company (the “Offer”). Although the Offer is being made to all holders of the Company’s common stock, Terrapin Partners Holding Company LLC has advised the Company that it and its affiliates (“Terrapin”) do not intend to tender any of their shares pursuant to the Offer. The Agreements further provide that the Company intends, subject to the terms and conditions set forth in the Agreements, as soon as possible following consummation of the Offer, to effect a merger (the “Merger”) pursuant to which all of the Company’s outstanding common stock not then already owned by the Company or transferred to the Company by Terrapin (other than common stock held by the Company’s shareholders who dissent from the Merger and perfect their dissenters rights under Delaware law) would be converted into the right to receive in cash an amount per share equal to the Per Share Offer Price (the “Merger Price,” and collectively with the Per Share Offer Price, the “Consideration”).

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the Company’s common stock (other than Terrapin) of the Consideration as of the date hereof.

In connection with our review of the proposed Offer and the preparation of our opinion herein, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the November 4, 2003 drafts of the Agreements (and assumed the final form of the Agreements would not vary in any respect material to our analysis);

2.	reviewed the audited financial statements of the Company as of and for the years ended December 31, 2000, December 31, 2001, and December 31, 2002 and the unaudited financial statements as of and for the periods September 30, 2003 (draft), June 30, 2003, and March 31, 2003;

Special Committee of the Board of Directors

OAO Technology Solutions, Inc.

November 5, 2003

3.	reviewed the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, as well as the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003 (draft);

4.	reviewed certain other publicly available information on the Company;

5.	reviewed other Company financial and operating information, including financial forecasts, requested from and/or prepared and provided by the Company; and

6.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreements or the availability or advisability of any alternatives to the Offer or Merger. We did not structure the Merger or negotiate the terms of the Agreements. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the shareholders of the Company’s common stock (other than Terrapin). We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Offer or Merger.

In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the

Special Committee of the Board of Directors

OAO Technology Solutions, Inc.

November 5, 2003

historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; (v) the general condition of the securities markets; and (vi) such other factors as were deemed appropriate.

In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

In rendering our opinion, we assumed that the Offer and Merger will be consummated on the terms described in the Agreements. Furthermore, we assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreements and that all conditions to the consummation of the Merger will be satisfied without being waived. We also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which OAOT is a party, as contemplated by the Agreements, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on OAOT. In our review and analysis and in arriving at our opinion, we assumed that the shareholders would receive $3.15 per share in cash consideration. The amount of consideration to be paid to the shareholders if the Merger is consummated was not recommended by us, but rather, was the result of arm’s length negotiations among the parties to the Agreements.

Raymond James & Associates, Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Offer and has received a fee for such services. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company in evaluating the proposed Offer and does not constitute a recommendation to any shareholder of the Company regarding whether said shareholder should tender their shares in the proposed Offer or how said shareholder should vote on the proposed

Special Committee of the Board of Directors

OAO Technology Solutions, Inc.

November 5, 2003

Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, provided, however, that we consent to its inclusion in any filing required to be made by the Company with the Securities and Exchange Commission, provided that it is included in its entirety and that any description of the opinion or our work has been approved by us.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the shareholders of the Company (other than Terrapin) pursuant to the Agreements is fair, from a financial point of view, to the holders of the Company’s outstanding common stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.